UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                  FORM 11-K



[ X ]     Annual Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934

                 For the fiscal year ended December 31, 2008

                                      OR

      [   ]   Transition Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934

                      Commission file number: 000-03676


A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               VSE CORPORATION
                                EMPLOYEE ESOP

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               VSE Corporation
                            2550 Huntington Avenue
                          Alexandria, Virginia  22303


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  VSE CORPORATION
                                  EMPLOYEE ESOP

                                  By:  /s/ Thomas M. Kiernan
                                       _______________________________
                                       Thomas M. Kiernan
                                       Vice President, General Counsel
                                       and Corporate Secretary






VSE CORPORATION EMPLOYEE ESOP

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007 with Report of Independent Registered Public Accounting Firm

                        VSE Corporation Employee ESOP

               Financial Statements and Supplemental Schedules

                         December 31, 2008 and 2007

                                   Contents



Report of Independent Registered Public Accounting Firm.......................3

Audited Financial Statements

Statements of Net Assets Available for Benefits as of
       December 31, 2008 and 2007.............................................4
Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 2008...................................5
Notes to Financial Statements.................................................6

Supplemental Schedule

Schedule H, Line 4i-Schedule of Assets (Held At End of Year)..................14

           Report of Independent Registered Public Accounting Firm


Plan Administrator
VSE Corporation Employee ESOP

	We have audited the accompanying statements of net assets available for benefits of VSE Corporation Employee ESOP (formerly known as the VSE Corporation Employee ESOP/401(k) Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. GAAP.

        As discussed in Note 1, effective December 31, 2007 the Board of Directors of VSE Corporation terminated the ESOP portion of the Plan.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of the year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Goodman & Company, L.L.P


Mclean, Virginia
June 26, 2009

                        VSE Corporation Employee ESOP

               Statements of Net Assets Available for Benefits



                                               December 31,    December 31,
                                                   2008            2007
                                                   ----            ----

Cash                                         $   169,891     $   190,639
                                             -----------     -----------

Assets held for investment purposes:
  Investments at fair value                    3,744,464      49,292,763
  Participant loans                                    -         335,190
                                             -----------     -----------
Total assets held for investment purposes      3,744,464      49,627,953
                                             -----------     -----------

Receivables                                            -          24,126
                                             -----------     -----------

Net assets available for benefits at
  fair value                                   3,914,355      49,842,718


Adjustment from fair value to
  contract value for fully benefit-
  responsive investment contracts                      -          34,623
                                             -----------     -----------

Net assets available for benefits            $ 3,914,355     $49,877,341
                                             ===========     ===========



See accompanying notes.

                        VSE Corporation Employee ESOP

          Statement of Changes in Net Assets Available for Benefits

                        Year Ended December 31, 2008



Additions
Interest and dividends                                       $    54,786
                                                             -----------

Deductions

Net depreciation in fair value of investments                  5,373,682
Benefits paid to participants                                 12,804,992
                                                             -----------
Total deductions                                              18,178,674
                                                             -----------

Transfer to VSE Corporation 401(k) Plan                       27,839,098
                                                             -----------

Net change                                                   (45,962,986)

Net assets available for benefits
Beginning of year                                             49,877,341
                                                             -----------
End of year                                                  $ 3,914,355
                                                             ===========


See accompanying notes.










                                     -5-
                        VSE Corporation Employee ESOP

                        Notes to Financial Statements

                         December 31, 2008 and 2007




1. Description of the Plan

General Description

The VSE Corporation Employee ESOP/401(k) Plan (the Plan) was adopted by the Board of Directors of VSE Corporation (the Company or Plan Sponsor) in 1984. The Plan was a defined contribution plan with an Employee Stock Ownership Plan
(ESOP) component covering all full-time and part-time employees of the Company and a 401(k) component covering all full-time and part-time employees of the Company and its wholly owned subsidiaries. All assets were held in the VSE Corporation Employee ESOP/401(k) Plan Trust. The Plan was subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2008 the VSE Corporation Employee ESOP/401(k) Plan was amended and restated to remove the code section 401(k) feature from the plan and rename the plan as the VSE Corporation Employee ESOP. As of January 1, 2008, the Plan will invest primarily in common stock of VSE Corporation and is intended to be solely an "Employee Stock Ownership Plan" as defined in Section 4975(e) (7) of the code. The assets related to the 401(k) feature of the Plan were transferred to the VSE Corporation 401(k) Plan effective January 1, 2008. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan Administration

Certain officers or employees of the Company serve as Trustees of the Plan (ESOP Trustees). The Plan is administered in-house by the Company.

Eligibility

An eligible employee, as defined in the Plan document, becomes eligible to participate in the Plan on the first day of the month following the date of hire. If the eligible employee's first day of employment falls on the first calendar day of the month (or on the first regular working day of the month), the eligible employee will immediately be eligible to participate in the Plan.

                        VSE Corporation Employee ESOP

1. Description of the Plan (continued)

Contributions

Prior to March 31, 1999 the Company could elect to make a contribution to the Plan principally for the purchase of Company stock. The contribution was made on behalf of each participant based upon a percentage of each participant's compensation in the plan year or other uniform formula, as defined by the Plan. This contribution was allocated to each participant's account on the last day of Plan year. The Company stock is held by the Plan for the participants and each participant is entitled to certain stockholder rights. Each participant who has had VSE Corporation Common Stock (par value $.05 per share) (VSE Stock) allocated to his or her participant Payroll-Based Stock Ownership Plan (PAYSOP) or ESOP account is entitled to exercise voting rights attributable to his or her account and is notified by the ESOP Trustees prior to the time that such rights are to be exercised. If participants with stock in the PAYSOP and/or ESOP fail to exercise their voting rights, the ESOP Trustees will vote this stock. The ESOP Trustees also vote the VSE Stock held by the Plan's VSE Stock Fund as well as all unallocated shares of VSE Stock. No contributions have been made to the PAYSOP since 1986.

Effective December 31, 2007, the Board of Directors of VSE Corporation terminated the Plan. Accordingly, no additional contributions shall be made to the Plan for plan years beginning after December 31, 2007.

Dividends received on VSE Stock held in participant accounts and nonparticipant directed investments are allocated pro rata to such participant and nonparticipant accounts.

Distributions

Participants (or their beneficiaries) are eligible to receive ESOP benefits on retirement, disability, termination of employment, or death. Benefits are usually distributed in a lump sum. Distributions of VSE Stock are typically made in shares of VSE Stock. Fractional shares of VSE Stock and distributions fewer than 100 shares are paid in cash.

Ownership Rights (Vesting)
Participants are 100% vested in their PAYSOP contributions. ESOP contributions were subject to the following graded vesting schedule: 24% after one year of service, 50% after two years of service, and 100% after three years of service. To earn a "year of service," a participant must work 1,000 hours or more in a calendar year.

                        VSE Corporation Employee ESOP

1. Description of the Plan (continued)

Plan Termination

Effective December 31, 2007, the Board of Directors of VSE Corporation terminated the ESOP portion of the Plan. Due to the termination, the Corporation authorized the Trustees to distribute the vested assets of the ESOP to the Plan's participants and beneficiaries pursuant to the terms of the Plan. Each participant became fully vested in amounts held within the Plan for the participant's benefit.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Investment Contracts

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("FSP")," investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

                        VSE Corporation Employee ESOP

2.	Summary of Significant Accounting Policies (continued)

Administrative Expenses

The direct administrative expenses of the Plan for the year ended December 31, 2008 and 2007 of approximately $61 thousand and $67 thousand, respectively, were paid by the Company.

Benefit Payments

Benefits are recorded when paid.


3.   Fair Value Measurement

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurement (SFAS 157), for measuring and reporting financial assets and liabilities at fair value. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

SFAS 157 established a three-level disclosure hierarchy to indicate the level of judgment used to estimate fair value measurements:

     Level 1 - quoted prices in active market for identical assets or liabilities as of the reporting date;

     Level 2 - quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices (such as interest rate and yield curves);

     Level 3 - uses inputs that are unobservable, supported by little or no market activity and reflect significant management judgment.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

                        VSE Corporation Employee ESOP

3.   Fair Value Measurement (continued)

Common Stock: Valued at the closing price reported on the active market on which the individual securities were traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:


                                        Level 1        Level 2        Level 3
December 31, 2008:                      -------        -------        -------

Common stock                         $3,744,464        $     -        $     -
                                     ----------        -------        -------
                                     $3,744,464        $     -        $     -
                                     ==========        =======        =======

4. Investments

Investments

Investments in VSE Corporation stock are valued at fair market value based on quoted market prices. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. VSE Stock is purchased in the over-the-counter market or from stockholders. Dividends on VSE Stock are reinvested at fair market value. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

                        VSE Corporation Employee ESOP

4. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:


                                               December 31,    December 31,
                                                   2008            2007
                                                   ----            ----
VSE Stock
95,449 and 446,978 shares, respectively         $3,744,464     $21,830,406
ML Ret Preservation Trust, at contract value
  3,771,211 units                                        *       3,771,211
MFS Massachusetts Investors GR Stk (A)
  187,031 shares                                         *       2,867,181
American Washington Mutual Investors Fund
  81,007 shares                                          *       2,711,298

*Investments did not represent 5% or more of the Plan's net at the end of the year. As discussed in Note 1, effective January 1, 2008, the 401(k) feature of the Plan was removed.

The Plan's investment in VSE Stock is presented in the following table:


                                               December 31,    December 31,
                                                   2008            2007
                                                   ----            ----
Number of shares                                    95,449         446,978
Cost                                            $  246,991     $ 1,060,282
Market                                          $3,744,464     $21,830,406

                        VSE Corporation Employee ESOP

4. Investments (continued)

Nonparticipant-Directed Investments

Nonparticipant-directed investments, held in the Plan as of December 31, 2008 and 2007, consisted entirely of VSE Stock. These net assets and changes are as follows:

Net assets                                         2008            2007
----------                                         ----            ----
VSE Stock                                       $3,744,464     $21,830,406


                                                                Year ended
                                                               December 31,
                                                                   2008
                                                                   ----
Changes in net assets:
  Net realized and unrealized loss on VSE Stock               $ (5,373,682)
  Distributions to participants                                (12,712,260)
                                                              ------------
                                                              $(18,085,942)
                                                              ============

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) depreciated in value as a result of net changes in the market values of VSE Stock by $5,373,682.

Reportable transactions

The Plan reports each transaction or series of transactions involving the purchase or sale of assets exceeding five percent of Plan assets as of the beginning of the plan year. There were no reportable transactions for the plan year ended December 31, 2008.

5. Differences between Financial Statements and Form 5500

In accordance with U.S. generally accepted accounting principles, amounts allocated to withdrawing participants' accounts are not reported as liabilities on the Statements of Net Assets Available for Benefits. The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 (Annual Return/Report of Employee Benefit Plan):

                                               December 31,    December 31,
                                                   2008            2007
                                                   ----            ----
Net assets available for benefits
  per the financial statements                  $3,914,355     $49,877,341
Amounts allocated to withdrawing
  participants                                     (30,899)         (2,445)
                                                ----------     -----------
Net assets available for benefits
  per Form 5500                                 $3,883,456     $49,874,896
                                                ==========     ===========

                        VSE Corporation Employee ESOP

The following is a reconciliation of benefits paid to participants per the financial statements to IRS Form 5500:

Benefits paid to participants per the
  financial statements                                         $12,804,992
Add amounts allocated to withdrawing
  participants at December 31, 2008                                 30,899
Less amounts allocated to withdrawing
  participants at December 31, 2007                                 (2,445)
                                                               -----------
Benefits paid to participants per
  Form 5500                                                    $12,833,446
                                                               ===========

6. Income Tax Status

The Company has applied for a determination letter for the Plan effective January 1, 2008. The plan administrator believes that the Plan and related trust are designed and currently being operated in accordance with the applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. Employer Securities

Section 407(b) of ERISA permits the Plan to hold an investment in VSE Stock in excess of 10% of the fair market value of the Plan's assets.

8. Diversification

Participants who are age 55 and have 10 years of participation in the Plan are eligible to diversify up to 25% of the VSE Stock held in their PAYSOP and ESOP accounts.

9. Risk and uncertainties

The Plan's assets are invested in Company stock. Investments are exposed to a concentration of credit risk due to the large amount of funds invested in Company stock. Due to the level of risk associated with the concentrated investment it is at least reasonably possible that changes in risk in the near term could materially affect the participants' account balances and the amounts reported in the financial statements.

                            Supplemental Schedule

                        VSE Corporation Employee ESOP
        Schedule H, Line 4i-Schedule of Assets (Held At End of Year)
                      EIN: 54 0649263 Plan Number: 002


                              December 31, 2008

Identity of Issue          Description of Investment       Cost       Fair Value
-----------------          -------------------------       ----       ----------
VSE Stock                  Common Stock shares         $246,991       $3,744,464
                                                                      ----------
Total assets held for
  investment purposes                                                 $3,744,464
                                                                      ==========